UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D/A


            Under the Securities Exchange Act of 1934
                     (Amendment No.   41  )*


                   LIN Broadcasting Corporation
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            0005327630
                          (CUSIP Number)

             Marilyn J. Wasser             Andrew A. Quartner
               AT&T Corp.          McCaw Cellular Communications, Inc.
         32 Avenue of the Americas       1150 Connecticut Ave., NW
          New York, NY 10013-2412          Washington, DC 20036
             (212) 387-5400                   (202) 223-9222
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        February 17, 1995
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)
or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement
[   ].  (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

     This Amendment No. 41 (the "Amendment") amends the Schedule 13D filed on April 7, 1988, as previously amended (the "Schedule 13D"), with regard to the Common Stock, par value $0.01 per share ("Common Stock"), of LIN Broadcasting Corporation, a Delaware corporation ("LIN" or "the Issuer"), as set forth below. Capitalized terms used without definition in this Amendment shall have the meanings ascribed thereto in the Schedule 13D.

Item 4 - Purpose of Transaction

     The information contained in Item 4 of the Schedule 13D is hereby supplemented by the following:

     On February 17, 1995, two purported class actions were filed in the Delaware Chancery Court against the Reporting Persons and LIN, entitled Fried v. MMM Holdings, Inc., et al., and Blake v. AT&T Corp., et al. (the "Delaware Complaints"). On February 21, 1995, a purported class action was filed in New York State Supreme Court against AT&T and its directors entitled Katz v. Robert E. Allen, et al. (the "New York Complaint"). The Delaware Complaints allege that the Reporting Persons have violated their fiduciary duties, and one of the Delaware Complaints alleges that the Reporting Persons have violated their obligations under the PMVG, in each case by virtue of, among other things, Morgan Stanley's view that the private market value of LIN as defined under the PMVG is $105 per share. The New York Complaint similarly alleges that AT&T and its directors have violated their fiduciary duties by virtue of, among other things, Morgan Stanley's determination under the PMVG. The Reporting Persons believe that the complaints are without merit.

     On February 21, 1995, AT&T and LIN announced that
     Wasserstein, Perella & Co., Inc. has been engaged as the Mutually Designated Appraiser under the PMVG.

                            SIGNATURE

     The undersigned hereby agree that this Amendment to Schedule
13D is filed on behalf of each of them and, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

                         AT&T CORP.


                         By:
                              -----------------------------
Date: February 22, 1995       Marilyn J. Wasser
                              Vice President-Law and Secretary



                         McCAW CELLULAR COMMUNICATIONS, INC.


                         By:
                              -----------------------------
Date: February 22, 1995       Andrew A. Quartner
                              Senior Vice President-Law



                         MMM HOLDINGS, INC.


                         By:
                              -----------------------------
Date: February 22, 1995       Andrew A. Quartner
                              Senior Vice President-Law